EXHIBIT 99.2

ULTRAPETROL (BAHAMAS) LIMITED

Registered Office: c/o H & J Corporate Services Ltd.

P.O. Box SS-19084

Ocean Centre, Montagu Foreshore East Bay Street

Nassau, The Bahamas

PROXY STATEMENT

We are providing these proxy materials in connection with the solicitation, by the Board of Directors of Ultrapetrol (Bahamas) Limited, a company incorporated under the International Business Companies Act, 2000 of The Bahamas, of proxies to be voted at the Annual General Meeting of Shareholders to be held on Thursday, October 8, 2015 and at any meeting following adjournment thereof.

Shareholders are advised that no shareholder proposal has been filed. Further no action is proposed by the Board of Directors, which would create the possibility of a "dissenting shareholder" under Section 83 of the International Business Companies Act, 2000. The Board of Directors is also not aware of any solicitation of proxies by a person or group adverse to present management of this Company.

You are cordially invited to attend the Annual General Meeting of Shareholders on Thursday, October 8, 2015, beginning at 10:00 a.m. Shareholders will be admitted beginning at 9:30 a.m. The meeting will be held at the offices of H&J Corporate Services Limited, Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, N.P., The Bahamas.

This financial year of the Company began on January 1, 2014 and ended December 31, 2014. References in this proxy statement to the year 2014 or financial year 2014 refer to the period mentioned above.

We are mailing this proxy statement, accompanying forms of proxy and voting instructions on September 16, 2015, to holders of record of the Company's ordinary shares as at the close of business on August 31, 2015.

PROXIES AND VOTING PROCEDURES

As many Shareholders cannot attend the meeting in person, it is necessary that a large number be represented by proxy.

The Board of Directors and the management of the Company do not contemplate the solicitation of proxies otherwise than by mail. The total amount estimated to be spent by the Company in connection with this solicitation of proxies is $20,000.00, which includes printing and delivery of the Annual Reports.

Proxy Submission

A shareholder has the right to appoint a person or company (who need not be a shareholder), other than the persons designated by the directors as proxy holders in the accompanying form of proxy, to represent the shareholder at the meeting by striking out the names of the persons so designated and inserting the name of the chosen proxy holder in the blank space provided for that purpose in the form of proxy, or by completing and signing another proper form of proxy. A proxy must be in writing and must be executed by the shareholder or by an attorney authorized in writing. The proxy must arrive by courier or mail or be delivered by hand to the offices of H&J Corporate Services Limited, Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas no later than 24 hours in advance of the time appointed for the holding of the meeting.

Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke it by an instrument in writing executed by such shareholder or attorney authorized in writing and deposited at the offices of H&J Corporate Services Ltd., at any time up to and including the last business day preceding the day of the meeting, or with the Chairman of the meeting on the day of the meeting prior to the commencement thereof, or in any other manner permitted by law.

Voting by Proxy

All shares entitled to vote and represented by properly completed proxies received prior to the meeting and not revoked will be voted at the meeting as specified by the shareholder. If you do not indicate how your shares should be voted on a matter included in the proxy form, the shares represented by your properly completed proxy will be voted in the affirmative for each proposal. Where the proxy confers discretionary authority as to any matters that may properly come before the meeting or any adjournments thereof, the shares represented by this proxy will be voted as the Board of Directors recommend.

If any other matters are properly presented at the annual meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the meeting.

SHAREHOLDERS ENTITLED TO VOTE AND VOTING SECURITIES

Shareholders at the close of business on the record date are entitled to notice of and to vote at the Annual General Meeting.

On August 31, 2015, there were 140,729,487 shares of Common Stock of par value $0.01 each issued and outstanding. Each share is entitled to one vote on each matter properly brought before the meeting. At the close of business on August 31, 2015, Sparrow Capital Investments Ltd. held 93,940,000 shares representing 66.75 percent of the Company’s issued shares of Common Stock; Sparrow CI Sub Ltd. held 16,060,000 shares representing 11.41 percent of the Company’s issued shares of Common Stock; and SIF Investment Company Ltd. held 9,266,821 shares representing 6.59 percent of the Company’s issued shares of Common Stock (Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd. and SIF Investment Company Ltd. are hereinafter sometimes together called “Southern Cross”.) There are no other single shareholders who own ten percent or more of the Company’s issued ordinary shares of Common Stock.

QUORUM AND REQUIRED VOTE

The presence, in person or by proxy, of members holding or representing not less than 50% of the votes of the shares of Common Stock entitled to vote on resolutions of shareholders to be considered at the meeting is necessary to constitute a quorum at the meeting. Abstentions are counted as present and entitled to vote for the purpose of determining a quorum.

Southern Cross is the majority shareholder of the Company owning 119,266,821 shares, which represent 84.75% of the voting rights of the Company. As Southern Cross will be represented at the meeting, the matter of constituting a quorum will not be an issue. A simple majority of the votes of the shareholders present in person or represented by proxy and entitled to vote is required to pass the resolutions. Abstentions are not counted for the purpose of determining an affirmative vote.

RESOLUTIONS OF THE MEETING & EXPLANATORY NOTES

1.	Approval of the Audited Financial Statements and the Report of the Auditors thereon

At the meeting, the shareholders will be called upon to consider and if deemed fit to approve the audited financial statements of the Company for the fiscal period ended December 31, 2014 and the report of the auditors thereon.

2.	Election of Directors

The Eighth Amended and Restated Articles of Association of the Company (the “Articles”) currently provide that the minimum number of directors shall be five and the maximum number shall be seven.

Subject to the terms of any unanimous shareholders’ agreement, directors can be either elected by the shareholders or the Board of Directors for such term as provided in the Articles or as the shareholders or the directors, as the case may be, may otherwise determine. Each director shall hold office until the close of the next Annual General Meeting or until he or she ceases to be a director pursuant to the Articles or by operation of law or until his or her resignation becomes effective.

The Board of Directors held twenty-one (21) meetings in 2014.

The persons designated as proxy holders in the accompanying form of proxy will vote ordinary shares represented by such form of proxy, properly executed, for the election of the nominees whose names are set forth herein, unless specifically directed to withhold a vote. If it becomes known at the meeting that a nominee is for any reason unavailable to serve (which the directors have no reason to believe to be the case), the persons designated as proxyholders in the accompanying form of proxy shall have the right to exercise their discretion by voting for another qualified nominee.

The proposed nominees are currently directors of the Company. The following table sets forth the names of all persons proposed to be nominated for election as directors, their principal occupation or employment and the date on which they became directors of the Company (as applicable), together with the number of any ordinary shares beneficially owned or controlled directly or indirectly.

Name and Position or	Principal	Director	Number of	Number of
office	Occupation	Since	ordinary shares beneficially	Options on Shares
owned or
controlled directly
or indirectly
Horacio Reyser Chairman and Director	Executive	December 12, 2012	Nil	Nil
Gonzalo Dulanto Director	Executive	October 28, 2014	Nil	Nil
Raul Sotomayor Director	Executive	July 29, 2015	Nil	Nil
Eduardo Ojea Quintana Director	Lawyer	December 7, 2012	Nil	Nil
George Wood Director	Executive	October 18, 2006	24,291	Nil

3.	Ratification of Acts, Proceedings and Transactions of Directors, Officers and Employees of the Company and Indemnification of Directors, Officers and Employees of the Company

Directors, officers and employees of the Company owe a duty to the Company to act honestly and in good faith with a view to the best interests of the Company. By voting in favour of the following resolution you will be (a) approving and adopting all of the acts of the directors, officers and employees of the Company for the previous financial year of the Company; and (b) agreeing to the Company indemnifying and defending the directors, officers and employees against any claims, actions and proceedings that may be brought against them as a result of any act performed or omitted to be done by any of them, acting in their respective capacities as directors, officers and employees of the Company, except in the case of any fraudulent conduct on their part.

“Resolved that the Company does ratify, approve, sanction, adopt and confirm all acts, transactions and proceedings of the Directors, Officers and Employees of the Company for the previous financial year of the Company and further that the Company do fully and effectively indemnify and save harmless all Directors, Officers and Employees of the Company, otherwise than in respect of fraud, and the Directors notwithstanding the personal interest of all of them, be authorized to execute on behalf of the Company an indemnity or indemnities in favour of such Directors, Officers and Employees as and when necessary and that in the event of any claim or necessity to defend proceedings against the Directors, Officers and Employees or any of them, such defence is to be undertaken by the Company.”

COMPENSATION

The aggregate net cost to the Company for the compensation paid to members of the board of directors and executive officers was the sum of $10,100,000 for the fiscal year ending December 31, 2014, which included the sum of $5,700,000 associated with the former CEO and Executive Vice President’s severance payments according to the termination provisions of their respective employment and consultation agreements.

The following table sets forth the names of each executive officer of the Company who beneficially owns or controls directly or indirectly shares, and/or options on ordinary shares of the Company as of the record date.

Name	Position	Appointment Date	Number of ordinary shares beneficially owned or controlled directly or indirectly	Number of Options on Shares
Maria Cecilia Yad	Chief Financial Officer	April 29, 2013	None	814,433
Leonard J. Hoskinson	Secretary	March 16, 2000	48,920	58,125
Damian Scokin	Chief Executive Officer	November 10, 2014	None	1,600,000

EQUITY INCENTIVE PLAN

The Company has adopted an equity incentive plan, (the “Plan”), dated July 20, 2006, which will entitle our officers, key employees and directors to receive restricted stock units, stock appreciation rights and options to acquire common stock. Under the Plan, as amended, a total 5,000,000 shares of common stock are reserved for issuance. The Plan is administered by our Board of Directors. Under the terms of the Plan, our board of directors would be able to grant new options exercisable at a price per share to be determined by our Board of Directors. Under the terms of the Plan, no options are exercisable until at least one year after the date of grant. Any shares received on exercise of the options are not to be sold until one year after the date of the stock option grant. All options expire ten years from the date of the grant. The Plan expires ten years from the closing of our Initial Public Offering on October 18, 2016.

On November 10, 2014 the Company entered into a new forty two month consulting agreement with a company controlled by the Company’s Chief Executive Officer, that obligates the Company to grant this company an option to purchase 1,600,000 shares which will be granted over three years in equal installments, with an exercise price of $2.73 per share which shall be paid at the time of exercise.

INDEBTEDNESS OF MANAGEMENT

No members of Executive Management, no director, Executive Officer or Senior Officer of the Company has borrowed any monies other than on commercial terms for the year 2014.

RELATED PARTY TRANSACTIONS

Minimal revenue was derived from transactions with related parties for the year ended December 31, 2014. As of December 31, 2014, the balance of the accounts receivable and payable from all related parties was approximately $466,592 and 1,635,553 respectively. Further, commissions and agency fees paid to related parties were approximately $1,917,102 respectively, as of December 31, 2014,

CORPORATE GOVERNANCE

Duties of the Board

The Board of Directors of the Company has the obligation to oversee the conduct of the business of the Company and to supervise senior management that is responsible for the day-to-day conduct of the business. Any responsibility that is not delegated to a committee of the Board or senior management remains with the full Board.

The Board of Directors deals with all matters that materially impact the Company.

Composition of the Board of Directors

The Board of Directors of the Company is presently comprised of five (5) members. Of the five (5) members, none are presently employed as executives of the Company.

Committees of the Board of Directors

The Board of Directors has delegated certain of its responsibilities to Committees of the Board. Such Committees are generally responsible for reviewing matters specified in their mandates and making recommendation to the Board, which retains ultimate decision-making authority. The Board of Directors has constituted the Audit Committee, the Executive Committee and the Compensation Committee.

The Audit Committee, is comprised of a director who is neither an officer nor an employee of the Company or any of its subsidiaries, and is responsible for the oversight of the financial reporting and internal controls of the Company, which includes the review and evaluation of the appropriate accounting principles and practices to be observed in the preparation of the accounts of the Company and its subsidiaries. The Audit Committee is responsible for the initial review of the Company’s annual audited consolidated financial statements prior to consideration thereof by the Board of Directors. It approves the scope of the audit activities proposed each year to be conducted by the independent Auditors. It also recommends the appointment and approves the terms of engagement of the independent Auditors.

The Audit Committee has responsibility for reviewing practices and procedures with a view to ensuring compliance with reporting and disclosure requirements of applicable securities laws related to financial performance and material undertakings and activities of the Company and its subsidiaries. The Audit Committee also has initial responsibility for reviewing, when appropriate, public disclosure documents containing material financial information, including registration statements and prospectuses pertaining to the issuance of securities in the Company prior to their submission to the Board of Directors. The Chairman of this Committee is George Wood.

The Executive Committee, is now comprised of at least three directors and the Chief Executive Officer and the Chief Financial Officer and its main function is to supervise and give guidelines to management with respect to the strategic plan for the Company. The Chairman of this Committee is Horacio Reyser.

The Compensation Committee, is now comprised of at least three directors and its main function is to advise the Board with respect to the compensation of the Senior Executives of the Company and to make recommendations generally to the Board regarding the effectiveness of the Company’s compensation plans. The Chairman of this Committee is Gonzalo Dulanto.

SHAREHOLDER FEEDBACK AND COMMUNICATION

The Company's communications policy is reviewed by the Board of Directors of the Company periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner. The Company communicates regularly with its shareholders through press releases, conference calls and annual and quarterly reports. At the Company's shareholders' meetings, a full opportunity is afforded to permit shareholders to ask questions concerning the Company's activities. Investor and shareholder concerns are addressed on an on-going basis through the office of the Corporate Secretary.

OTHER BUSINESS

The Board of Directors of the Company knows of no matters to come before the meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matters, which are not known to the Board of Directors of the Company, should properly come before the meeting, forms of proxy given pursuant to this solicitation by the Board of Directors of the Company will be voted on such matters in accordance with the best judgment of the person voting the proxy.

DIRECTORS' APPROVAL AND CERTIFICATE

The contents and the sending of this Proxy Statement and Proxy Form have been approved by the Board of Directors of the Company. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated the 16th day of September, 2015.

______________________

Leonard J. Hoskinson
Secretary